Filed Pursuant to Rule 433

Registration Nos. 333-221324 and 333-221324-01

Wells Fargo Finance LLC Fully and Unconditionally Guaranteed by Wells Fargo & Company Market Linked Notes

Market Linked Notes—Upside Participation with Averaging and Principal Return at Maturity
Notes Linked to the S&P 500® Index due March 10, 2025
Term Sheet to Preliminary Pricing Supplement No. 133 dated August 5, 2019

Summary of Terms

Issuer:	Wells Fargo Finance LLC
Guarantor:	Wells Fargo & Company
Term:	Approximately 5.5 years
Market Measure:	S&P 500® Index (the “Index”)
Pricing Date:	August 30, 2019*
Issue Date:	September 9, 2019*
Original Offering Price:	$1,000 per note (100% of par)
Maturity Payment Amount:	See “How the maturity payment amount is calculated” on page 3
Stated Maturity Date:	March 10, 2025*
Starting Level:	The closing level of the Index on the pricing date
Average Ending Level:	The arithmetic average of the closing level of the Index on the calculation days
Participation Rate:	100% to 110%, to be determined on the pricing date
Calculation Days:	Quarterly, on the 3rd day of each March, June, September and December, commencing December 2019 and ending December 2024, and the final calculation day*
Final Calculation Day:	March 3, 2025*
Calculation Agent:	Wells Fargo Securities, LLC (“WFS”), an affiliate of the issuer and the guarantor
Denominations:	$1,000 and any integral multiple of $1,000
Agent Discount:	2.62%; dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of up to 2.50% and WFS will pay 0.12% of the agent’s discount to WFA as a distribution expense fee
CUSIP:	95001H7C9

Description of Terms

●	Linked to the S&P 500® Index
●	Potential for a positive return at maturity based on the percentage increase, if any, in the level of the Index from the starting level to the average ending level. The maturity payment amount will reflect the following terms:
●	If the average ending level is greater than the starting level:

You will receive at maturity the original offering price plus a positive return equal to 100% to 110% (to be determined on the pricing date) of the percentage increase from the starting level to the average ending level

●	If the average ending level is less than or equal to the starting level:

You will receive at maturity the original offering price, but you will not receive any positive return on your investment

●	Average ending level of the Index based on the average of closing levels of the Index on specified dates occurring quarterly during the term of the notes
●	Repayment of principal at maturity regardless of Index performance (subject to issuer credit risk)
●	All payments on the notes are subject to credit risk, and you will have no ability to pursue any securities included in the Index for payment; if Wells Fargo Finance LLC, as issuer, and Wells Fargo & Company, as guarantor, default on their obligations, you could lose some or all of your investment
●	No periodic interest payments or dividends
●	No exchange listing; designed to be held to maturity

* To the extent that the issuer makes any change to the expected pricing date or expected issue date, the calculation days and stated maturity date may also be changed in the issuer’s discretion to ensure that the term of the notes remains the same.

On the date of the accompanying preliminary pricing supplement, the estimated value of the notes is approximately $951.82 per note. While the estimated value of the notes on the pricing date may differ from the estimated value set forth above, the issuer does not expect it to differ significantly absent a material change in market conditions or other relevant factors. In no event will the estimated value of the notes on the pricing date be less than $931.82 per note. The estimated value of the notes was determined for the issuer by Wells Fargo Securities, LLC using its proprietary pricing models. It is not an indication of actual profit to the issuer or to Wells Fargo Securities, LLC or any of the issuer’s other affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC or any other person may be willing to buy the notes from you at any time after issuance. See “Estimated Value of the Notes” in the accompanying preliminary pricing supplement.

The notes have complex features and investing in the notes involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” in this term sheet and “Risk Factors” in the accompanying preliminary pricing supplement.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary pricing supplement, market measure supplement, prospectus supplement and prospectus before making a decision to invest in the notes.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Returns

Hypothetical average ending level	Hypothetical percentage change from the hypothetical starting level to the hypothetical average ending level	Hypothetical maturity payment amount payable at stated maturity per note	Hypothetical pre-tax total rate of return
175.00	75.00%	$1,787.50	78.75%
150.00	50.00%	$1,525.00	52.50%
140.00	40.00%	$1,420.00	42.00%
130.00	30.00%	$1,315.00	31.50%
120.00	20.00%	$1,210.00	21.00%
110.00	10.00%	$1,105.00	10.50%
105.00	5.00%	$1,052.50	5.25%
100.00(1)	0.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
80.00	-20.00%	$1,000.00	0.00%
75.00	-25.00%	$1,000.00	0.00%
50.00	-50.00%	$1,000.00	0.00%
25.00	-75.00%	$1,000.00	0.00%

Assumes a hypothetical participation rate of 105% (the midpoint of the specified range for the participation rate). Each note has an original offering price of $1,000.

(1) The hypothetical starting level of 100.00 has been chosen for illustrative purposes only and does not represent the actual starting level. The actual starting level will be determined on the pricing date and will be set forth under “Summary of Terms” above. For historical data regarding the actual closing levels of the Index, see the historical information set forth under the section titled “The S&P 500® Index” in the accompanying preliminary pricing supplement.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive at stated maturity and the resulting pre-tax rate of return will depend on the actual starting level, average ending level and participation rate.

How The Maturity Payment Amount Is Calculated

On the stated maturity date, you will receive a cash payment per note equal to the maturity payment amount. The maturity payment amount per note will equal:

●	If the average ending level is greater than the starting level: $1,000 plus:

●	If the average ending level is less than or equal to the starting level: $1,000

Selected Risk Considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk disclosures carefully.

●	You May Not Receive Any Positive Return On The Notes.
●	You Will Be Required To Recognize Taxable Income On The Notes Prior To Maturity.
●	The Potential For A Positive Return On The Notes At Stated Maturity Is Based On The Average Performance Of The Index During The Term Of The Notes, Which May Be Less Favorable Than The Performance Of The Index As Measured From Its Starting Level To Its Level At Or Near Stated Maturity.
●	The Notes Are Subject To Credit Risk.
●	As A Finance Subsidiary, The Issuer Has No Independent Operations And Will Have No Independent Assets.
●	Holders Of The Notes Have Limited Rights Of Acceleration.
●	Holders Of The Notes Could Be At Greater Risk For Being Structurally Subordinated If Either The Issuer Or The Guarantor Conveys, Transfers Or Leases All Or Substantially All Of The Issuer’s Or The Guarantor’s Assets To One Or More Of The Guarantor’s Subsidiaries.
●	The Notes Will Not Have The Benefit Of Any Cross-Default Or Cross-Acceleration With Other Indebtedness Of The Guarantor; Events Of Bankruptcy, Insolvency, Receivership Or Liquidation Relating To The Guarantor And Failure By The Guarantor To Perform Any Of Its Covenants Or Warranties (Other Than A Payment Default Under The Guarantee) Will Not Constitute An Event Of Default With Respect To The Notes.
●	The Estimated Value Of The Notes On The Pricing Date, Based On Wells Fargo Securities, LLC’s Proprietary Pricing Models, Will Be Less Than The Original Offering Price.
●	The Estimated Value Of The Notes Is Determined By The Issuer’s Affiliate’s Pricing Models, Which May Differ From Those Of Other Dealers.
●	The Estimated Value Of The Notes Is Not An Indication Of The Price, If Any, At Which Wells Fargo Securities, LLC Or Any Other Person May Be Willing To Buy The Notes From You In The Secondary Market.
●	The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.
●	The Notes Will Not Be Listed On Any Securities Exchange And The Issuer Does Not Expect A Trading Market For The Notes To Develop.
●	Your Return On The Notes Could Be Less Than If You Owned The Securities Included In The Index.
●	Historical Levels Of The Index Should Not Be Taken As An Indication Of The Future Performance Of The Index During The Term Of The Notes.
●	Changes That Affect The Index May Adversely Affect The Value Of The Notes And The Maturity Payment Amount You Will Receive At Maturity.
●	The Issuer Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In The Index.
●	The Issuer And Its Affiliates Have No Affiliation With The Index Sponsor And Have Not Independently Verified Its Public Disclosure Of Information.
●	The Stated Maturity Date May Be Postponed If The Final Calculation Day Is Postponed.
●	The Issuer’s And The Guarantor’s Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.
o	The calculation agent is the Issuer’s affiliate and may be required to make discretionary judgments that affect the return you receive on the notes.

o	The estimated value of the notes was calculated by the Issuer’s affiliate and is therefore not an independent third-party valuation.
o	Research reports by the Issuer’s affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the notes and may adversely affect the level of the Index.
o	Business activities of the Issuer’s affiliates or any participating dealer or its affiliates with the companies whose securities are included in the Index may adversely affect the level of the Index.
o	Hedging activities by the Issuer’s affiliates or any participating dealer or its affiliates may adversely affect the level of the Index.
o	Trading activities by the Issuer’s affiliates or any participating dealer or its affiliates may adversely affect the level of the Index.
o	A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or distribution expense fee, creating a further incentive for the participating dealer to sell the notes to you.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The notes described herein are not a suitable investment for all investors. In particular, no investor should purchase the notes unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the notes prior to maturity is likely to result in sale proceeds that are substantially less than the original offering price per note. Wells Fargo Securities, LLC and its affiliates are not obligated to purchase the notes from you at any time prior to maturity.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling Wells Fargo Securities at 866-346-7732.

Not a research report

This material was prepared by Wells Fargo Securities, LLC, a registered broker-dealer and separate non-bank affiliate of Wells Fargo Finance LLC and Wells Fargo & Company. This material is not a product of Wells Fargo Finance LLC, Wells Fargo & Company or Wells Fargo Securities, LLC research departments.

Consult your tax advisor

Investors should review carefully the accompanying preliminary pricing supplement, market measure supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

The S&P 500® Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed to Wells Fargo & Company (“WFC”), Wells Fargo Finance LLC’s parent company, for use by WFC and certain of its affiliated or subsidiary companies (including Wells Fargo Finance LLC). Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by WFC. The notes are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the S&P 500® Index.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.

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